February 13, 2019

VIA EDGAR

Kate McHale

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

Washington, D.C.  20549

Re:MinMax Spaces

Registration Statement on Form 1-A

File No. 024-10882

Qualification Request

Requested Date: February 15, 2019

Requested Time: 3:00 p.m. Eastern Daylight Time

Ms. McHale:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, MinMax Spaces (the “Company”) hereby respectfully requests that the above-referenced offering statement on Form 1-A, as amended  (the “Offering Statement”), be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

The Company hereby authorizes J. Martin Tate of Carman Lehnhof Israelsen, LLP, counsel to the Company, to make such request on its behalf.

We request that we be notified of the qualification of the Offering Statement by telephone call to J. Martin Tate of Carman Lehnhof Israelsen, LLP, at (801) 534-4435.

If you have any questions or comments regarding this qualification request, please direct them to Mr. Tate.

Very truly yours,

/s/ Mike Reppe

Mike Reppe

Chief Executive Officer

cc:  J. Martin Tate

Carman Lehnhof Israelsen, LLP